                                 United States
                      Securities and Exchange Commission
                             Washington, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

               Date of Report (Date of earliest event reported):
                      January 4, 2000 (December 20, 1999)

                       Commission File Number  000-27663

                            SATYAM INFOWAY LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                              Maanasarovar Towers
             271-A, Anna Salai, Teynampet, Chennai 600 018, India
                               (91) 44-435-3221
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20F   X    Form 40 F
                                              -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No   X
    -----     -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
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Item 5. Other Events.

     ADS Split. On December 20, 1999, Satyam Infoway Limited ("Satyam Infoway"
     ---------
or the "Company") announced that its Board of Directors approved a 4-for-1 split of the Company's American Depositary Shares ("ADSs") which are listed on the Nasdaq National Market. The holders of record of the Company's ADSs as of January 5, 2000 will be entitled to three additional ADSs for each ADS held on that date.

     The Company's equity shares, which are not publicly traded, will not be split. Consequently, four ADSs will represent one underlying equity share. As of December 20, 1999, the Company had 21,782,250 equity shares (of which 4,801,250 equity shares were represented by 4,801,250 ADSs) outstanding. Upon completion of the ADS split, the number of outstanding ADSs will increase to 19,205,000.

     Extraodinary Meeting of Shareholders. On December 20, 1999 Satyam Infoway
     ------------------------------------
also announced that it has filed an application with the Ministry of Finance of the Government of India for a follow-on offering of American Depositary Shares. Under Indian law, existing shareholders may subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. Notice has been given of such an extraordinary meeting of shareholders to be held on January 10, 2000. Copies of the notice to shareholders and related explanatory note are attached to this Report as Exhibits 99.1 and 99.2, respectively. Our parent company, Satyam Computer Services Limited, and other shareholders owning in excess of 75% of the combined voting power of our outstanding stock have indicated that they intend to vote all shares owned by them in favor of the special resolution waiving subscription rights with respect to this proposed offering. Assuming such shareholders vote their shares as indicated, the requisite vote for the approval of the special resolution would be assured.

     This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward- looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in Satyam Infoway's Report on Form 6-K for the quarter ended September 30, 1999 which has been filed with the Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

Item 7. Financial Statements and Exhibits.

  (c)  Exhibits:

       99.1   Notice of Extraordinary General Meeting.

       99.2 Explanatory Statement Pursuant to Section 173(2) of the Companies Act, 1956.
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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date:  January 4, 2000                      SATYAM INFOWAY LIMITED



                                            By: /s/ R. Ramaraj
                                               -------------------------------
                                               Name:  R.  Ramaraj
                                               Title:  Chief Executive Officer
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                                 EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------
99.1              Notice of Extraordinary General Meeting of the Company, dated
                  December 20, 1999.

99.2              Explanatory Statement of the Company Pursuant to Section
                  173(2) of the Companies Act, 1956.